SE

22006698

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| SEC FILE NUMBER |
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| 8-70175 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vision 4 Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9260 E. Raintree Drive Suite 100
(No. and Street)

| Scottsdale | Arizona | 85260 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| William B. Portwood | 404-317-4781 | bill.portwood@v4fd.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Road Suite 270 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 3/4/2009 | 3381 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PMS

## OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision 4 Fund Distributors, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAY COVEY NOTARY EXPIRES GEORGIA March 20, 2026 PUBLIC CHEROKEE COUNTY

Signature: [signature]

Title: CFO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# VISION 4 FUND DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

January 1, 2021 through December 31, 2021

# VISION 4 FUND DISTRIBUTORS, LLC
# TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Vision 4 Fund Distributors, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vision 4 Fund Distributors, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Vision 4 Fund Distributors, LLC's management. Our responsibility is to express an opinion on Vision 4 Fund Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vision 4 Fund Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information contained in Schedule I – Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Schedule of Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule-III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Vision 4 Fund Distributors, LLC's financial statements. The supplemental information is the responsibility of Vision 4 Fund Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Vision 4 Fund Distributors, LLC's auditor since 2019.
Walnut Creek, California
February 25, 2022

# VISION 4 FUND DISTRIBUTORS, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 323,131 |
| Accounts Receivables | $ | 79,599 |
| Due from Related Party | $ | 23,870 |
| Prepaid Assets | $ | 31,500 |
| Petty Cash | $ | 300 |
| **Total Current Assets** | $ | 458,400 |
| **TOTAL ASSETS** | **$** | **458,400** |
| **LIABILITIES & MEMBER'S EQUITY** | | |
| **Current Liabilities:** | | |
| Credit Card Payable | $ | 1,654 |
| Accounts Payable | $ | 1,292 |
| **Total Current Liabilities** | $ | 2,946 |
| **Member's Equity** | | |
| Retained Earnings | $ | 455,454 |
| **Total Member's Equity** | $ | 455,454 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **458,400** |

# VISION 4 FUND DISTRIBUTORS, LLC
# STATEMENT OF INCOME
# FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| **Revenue:** | | |
| Commission & Fee Income | $ | 11,733,311 |
| Payroll Protection Program | | 520,417 |
| Federal Income Tax Benefit | | 31,500 |
| Interest | | 163 |
| **Total Revenue** | | 12,285,391 |
| **Operating Expenses:** | | |
| Rent | | 26,794 |
| Bank Service Charges | | 930 |
| Charitable Contributions | | 24,336 |
| Insurance | | 223,122 |
| Promotion, Travel, Meals, & Entertainment | | 721,339 |
| Technology | | 78,816 |
| Bad Debt Expense | | 3,746 |
| Training | | 2,900 |
| Professional Fees | | 136,035 |
| Commission Expense | | 76,743 |
| Employee Compensation & Benefits | | 10,604,918 |
| Regulatory Fees | | 30,788 |
| Office Expenses | | 20,875 |
| Taxes | | 679 |
| Dues and Subscriptions | | 58,434 |
| **Total Operating Expenses** | | 12,010,455 |
| **Operating Income** | | 274,936 |
| **Income Tax Expense** | | - |
| **Total Net Income** | $ | 274,936 |

# VISION 4 FUND DISTRIBUTORS, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2021

| | Capital Contributions | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| **Balance at December 31, 2020** | $ - | $ 180,518 | $ 180,518 |
| Member Distributions | $ - | $ - | $ - |
| Net Income | $ - | $ 274,936 | $ 274,936 |
| Capital Contributions | $ - | $ - | $ - |
| **Balance at December 31, 2021** | $ - | $ 455,454 | $ 455,454 |

# VISION 4 FUND DISTRIBUTORS, LLC
# STATEMENT OF CHANGES IN CASH FLOWS
# FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Income (Loss) | $ | 274,936 |
| | | |
| Adjustments to reconcile net loss to net cash used for operating activities: | | |
| (Increase) Decrease In: | | |
| Accounts Receivables | $ | (53,429) |
| Prepaid Assets | $ | (31,500) |
| Other Receivables | $ | - |
| Petty Cash | $ | 700 |
| Increase (Decrease) In: | | |
| Tax Liability | $ | - |
| Accrued Expenses | $ | (6,769) |
| **Net cash provided by (used in) operating activities** | $ | 183,938 |
| | | |
| **Cash flows from financing activities** | | |
| Member Distributions | $ | - |
| **Net cash provided by (used in) financing activities** | $ | - |
| | | |
| **Net increase (decrease) in cash** | $ | 183,938 |
| | | |
| **Cash as of December 31, 2020** | $ | 139,193 |
| | | |
| **Cash as of December 31, 2021** | $ | 323,131 |
| | | |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid during the period for: | | |
| Interest expense | $ | - |
| Income taxes | $ | 679 |

# VISION 4 FUND DISTRIBUTORS, LLC
# STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
# FOR THE YEAR ENDED DECEMBER 31, 2021

The Company did not and has not had any subordinated liabilities.

# Vision 4 Fund Distributors, LLC
## Notes to Financial Statements
## December 31, 2021

**Note 1 – Nature of Business and Significant Accounting Policies**

*Nature of Business*

Vision 4 Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Vision 4 Fund Distributors, LLC is a limited liability company organized under the laws of the State of Delaware.

The Company is approved to conduct business in the wholesaling of mutual funds and provide referral activities. As of December 31, 2021, the firm's business has been limited to these activities. The Company does not execute or clear securities transactions nor maintains any customer accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

*Basis of Accounting*

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

*Use of Estimates*

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

For the year ending December 31, 2021, the Company has maintained six bank accounts and has no investments in securities.

*Accounts Receivable*

Accounts receivable represents amounts that have been earned and have been billed to clients in accordance with the term of the Company's engagement letters with respective clients that have not yet been collected. As of December 31, 2021, the Company considered 100% of the receivables to be collectible, therefore no allowance was necessary.

*Revenue*

For the year ended December 31, 2021, the Company posted $12,285,391 in revenue. The Company has generated $11,733,311 in revenue from the wholesaling of mutual funds and referral activities. The Company markets mutual funds registered under the Investment Company Act of 1940 to financial institutions and their agents on behalf of registered investment advisers who serve as investment advisers to the mutual funds marketed. In return for services, the Company receives as revenue commissions, a percentage of assets of the mutual fund(s) and/or a percentage of the amount cumulatively raised by other financial institutions. The commission income is recognized at the end of each month after mutual funds have been traded and managed. The Company did not receive fees for services not yet provided and consequently has no deferred revenue at year end.

*Expenses*
For the year ended December 31, 2021, the Company has posted $12,010,455 in total expenses. Primary contributors to expenses include employee compensation and benefits; travel and meals; insurance, and professional fees.

*Income Taxes*
The firm elected in 2018, pursuant to the filing of a Form 8832 with the Internal Revenue Service, to be taxed as a corporation for federal income tax purposes. No income tax liability has been included in the financial statements for the fiscal year ending December 31, 2021. Cumulative, state income tax payments during the year were $679. No federal income tax payments were made.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

**Note 2 – Related Party Transactions – Expense Sharing Agreement**
The Company entered into an expense sharing agreement with ResQ Investment Partners, LLC for the allocation of expenses. ResQ Investment Partners, LLC is a registered investment adviser that has common ownership and control that shares some expenses with the Company. The current expense sharing agreement, dated August 1, 2019, requires reimbursement of expenses between Vision 4 Fund Distributors, LLC and ResQ Investment Partners, LLC for expenses incurred by the other party for which both parties share in such services and/or assets. Vision 4 Fund Distributors, LLC reimburses ResQ Investment Partners, LLC at fifty percent (50%) of costs for internet expenses, cybersecurity contracts, and a corporate insurance policy. Vision 4 Fund Distributors, LLC reimburses ResQ Investment Partners, LLC for actual costs incurred by ResQ Investment Partners, LLC pertaining to employees of Vision 4 Fund Distributors, LLC relating to vision insurance, dental insurance, and 401k administration. ResQ Investment Partners, LLC reimburses Vision 4 Fund Distributors, LLC for actual costs incurred by Vision 4 Fund Distributors, LLC pertaining to employees of ResQ Investment Partners, LLC relating to medical insurance. At December 31, 2021, ResQ Investment Partners, LLC owed Vision 4 Fund Distributors, LLC $23,870 for incurred ResQ expenses that Vision 4 Fund Distributors, LLC paid for in prior years.

**Note 3 – Member's Equity**
For the year ended December 31, 2021, total member's equity increased from $180,518 to $455,454. This increase is due to net income of $274,936.

**Note 4 – Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $320,185 which was $315,185 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $196.

**Note 5 – Concentrations of Credit Risk And Other Business Concentrations**
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2021 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2021, the Company had no uninsured cash balances.

**Note 6 –Subsequent Events**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2021 through the date of the report of independent registered public accounting firm. There are no such events to report.

# VISION 4 FUND DISTRIBUTORS, LLC
# SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
# FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Member's Equity | $ | 455,454 |
| Less: Non-Allowable Assets | $ | 135,269 |
| Net Capital | $ | 320,185 |
| **Computation of Basic Net Capital Requirements** | | |
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) | $ | 196 |
| Minimum Dollar Net Capital Requirement | $ | 5,000 |
| Net Capital Required | $ | 5,000 |
| Excess Net Capital | $ | 315,185 |
| **Computation of Aggregate Indebtedness** | | |
| Total Aggregate Indebtedness | $ | 2,947 |
| Percent of Aggregate Indebtedness to Net Capital | | 0.9% |
| **Reconciliation with FOCUS Report** | | |
| Net Capital Computation | $ | 320,185 |
| FOCUS IIA Net Capital Computation | $ | 320,185 |
| Difference | $ | - |

There was no material difference between the audited financial statements and the FOCUS Report as of December 31, 2021.

# VISION 4 FUND DISTRIBUTORS, LLC
# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

# INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vision 4 Fund Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vision 4 Fund Distributors, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to: wholesaling mutual funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vision 4 Fund Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision 4 Fund Distributors, LLC's claim to limiting its business activities to wholesaling mutual funds and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

**VISION 4 FUND DISTRIBUTORS, LLC**
**SEC RULE 15c3-3 EXEMPTION**

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to wholesaling mutual funds and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

William B. Portwood
CFO

2-25-22
Date